Item 1. English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the Information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated May 14, 2018.

BUENOS AIRES, May 14, 2018
Notice: CPSA-GG-N-0202/18-AL

Bolsas y Mercados Argentinos
Subject: Information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations

Ladies and gentlemen,

Pursuant to the section mentioned above, we inform that on May 14, 2018, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended March 31, 2018. Moreover, it acknowledged the corresponding reports by the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the three-month period ended March 31, 2018 :

Ps. 000
Income(loss) for the period
attributable to shareholders of the Company	7,523,851
attributable to non-controlling interests	(22,184)
Total income(loss) for the period- Income	7,501,667

2.
Other comprehensive income for the three-month period ended March 31, 2018:

Ps. 000
Other comprehensive income for the period
attributable to shareholders of the Company	(16,459)
attributable to non-controlling interests	-
Total of other comprehensive income for the period- Income	(16,459)

Item 1. English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the Information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated May 14, 2018.

3.
Total comprehensive income for the three-month period ended March 31, 2018:

Ps. 000
Net comprehensive income for the period
attributable to shareholders of the Company	7,507,392
attributable to non-controlling shareholding	(22,184)
Total net comprehensive income for the period- Income	7,485,208

4.
Statement of shareholders’ equity details divided in items and amount as at March 31, 2018:

Ps. 000
Capital Stock – Face Value	1,514,022
Adjustment to capital stock	664,988
Merger Premium	376,571
Statutory Reserve	286,178
Special Reserve Res IGJ 7/05	55,830
Special Reserve RG CNV 609	177,181
Optional Reserve	450,865
Retained earnings	3,503,046
Other accumulated comprehensive income	26,825
Income (loss) for the period	7,523,851
Non-controlling interests	277,447
Total	14,856,804

attributable to shareholders of the Company	14,579,357
attributable to non-controlling shareholding	277,447

Item 1. English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the Information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated May 14, 2018.

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as absorbing company and Operating S.A. (hereinafter, “OPER”), Hidroneuquén S.A. (hereinafter, “HNQ”) and Sociedad Argentina de Energía S.A. (hereinafter, “SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital stock is subject to the public offering regime and it is listed on the Buenos Aires Stock Exchange (hereinafter, “BCBA”) and, as from February 2, 2018, on the New York Stock Exchange (hereinafter, “NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Responsable de Relaciones con el Mercado
CENTRAL PUERTO S.A.

3